
Mail Stop 7010

June 6, 2008

By US Mail and Facsimile

Mr. Jorge Nigaglioni
Chief Financial Officer
KAL Energy Inc.
93-95 Gloucester Place
London, United Kingdom W1U 6JQ

Re: KAL Energy, Inc.
        Post-Effective Amendment No. 2 on Form SB-2
        Filed May 14, 2008
        File No. 333-142975

Dear Mr. Nigaglioni:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment on Form SB-2

General

1.   Please update the disclosure in your S-1 as appropriate. We note for example the Form 8-K filed May 21, 2008 announcing the resignation of Mr. Hurley.

Certain Relationships and Related Transactions, page 33

2.   Describe the material terms of all of your related party transactions and confirm
      that you have filed all of the documentation relating to such transactions as exhibits.
      As an example, expand your discussion of the royalty agreements with the former
      shareholders of Thacher to identify the shareholders, explain why you make the
      royalty payments, provide the term of the agreement, and the total amounts paid to
      date.

3.   Ensure that you have provided all of the information required by Item 404 of
      Regulation S-K. We note for example that the related party transactions described
      in Note 7 on page F-27 with Mining House Ltd., PBC and ACG are not described in
      the prospectus. Please advise.

4.   For each transaction described, state whether it is on terms that would be obtainable
      from third parties and if the transaction is expected to continue.

Closing Comments

        Please amend your registration statement in response to our comments. You may
wish to provide us with marked copies of the amendments to expedite our review. Please
furnish a cover letter with your amendments that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        •   should the Commission or the staff, acting pursuant to delegated authority,
                declare the filing effective, it does not foreclose the Commission from
                taking any action with respect to the filing;

        •   the action of the Commission or the staff, acting pursuant to delegated
                authority, in declaring the filing effective, does not relieve the company

from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Shivbir S. Grewal, Esq. (by facsimile)
      D. Levy